Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 18 DATED SEPTEMBER 20, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which supersedes and replaces all prior supplements to the Prospectus and Supplement No. 17 dated August 17, 2004, which supersedes and replaces all prior supplements to the Prospectus subsequent to Supplement No. 9. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of four office buildings containing a total of approximately 832,000 rentable square feet in Atlanta, Georgia; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of September 17, 2004, we had received aggregate gross offering proceeds of approximately $509.8 million from the sale of approximately 51.0 million shares in our initial public offering. After payment of approximately $10.2 million in acquisition fees, payment of approximately $48.4 million in selling commissions and dealer manager fees and $10.2 million in other organization and offering expenses, as of September 17, 2004, we had raised aggregate net offering proceeds of approximately $441.0 million.

Acquisition of the Wildwood Buildings

On September 20, 2004, we purchased a 15-story office building containing approximately 317,000 rentable square feet, a six-story office building containing approximately 265,000 rentable square feet and a two-story office building and a three-story office building connected by a covered walkway containing approximately 250,000 rentable square feet (collectively, the “Wildwood Buildings”). The Wildwood Buildings are located on three adjacent tracts of land consisting of a total of approximately 28.5 acres at 2500 Windy Ridge Parkway, 4200 Wildwood Parkway and 4100/4300 Wildwood Parkway in Atlanta, Georgia. The purchase price of the Wildwood Buildings was approximately $172.2 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A. The Wildwood Buildings were purchased from Wildwood Associates, which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The Wildwood Buildings, which were completed in 1985, 1996 and 1998, are leased to General Electric Company (“GE”) (approximately 32%), BlueLinx Corporation (“BlueLinx”) (approximately 30%), Coca-Cola Enterprises, Inc. (“Coca-Cola Enterprises”) (approximately 27%) and various other office and retail tenants (approximately 10%). Approximately 1% of the Wildwood Buildings are currently vacant.

GE, which is traded on the New York Stock Exchange, is one of the largest and most diversified industrial corporations in the world. GE produces aircraft engines, locomotives and other transportation equipment, appliances (kitchen and laundry equipment), lighting, electric distribution and control equipment, generators and turbines, nuclear reactors, medical imaging equipment and plastics. Its financial arm, which includes commercial finance, consumer finance, equipment management and insurance businesses, accounts for nearly half of the company’s sales, making GE one of the largest financial services companies in the United States. Other operations include the NBC Television Network. GE employs approximately 305,000 people and reported a net worth, as of June 30, 2004, of approximately $98.3 billion.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

BlueLinx, formerly one of the largest divisions of Georgia-Pacific Corporation, is the largest building products distributor in the United States (the BlueLinx lease was assigned from Georgia-Pacific in May 2004). BlueLinx offers 10,000 products from over 750 suppliers to service an estimated 11,700 customers, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. Headquartered in Atlanta, with approximately 3,300 employees, BlueLinx operates 63 distribution facilities strategically located in markets across the United States and one distribution facility in Canada.

Coca-Cola Enterprises, which is traded on the New York Stock Exchange, is the world’s largest marketer, distributor and producer of bottle and can liquid nonalcoholic refreshment. Coca-Cola Enterprises sells approximately 80 percent of The Coca-Cola Company’s bottle and can volume in North America and is the sole licensed bottler for products of The Coca-Cola Company in six countries, including France and Great Britain. Coca-Cola Enterprises employs approximately 74,000 people and reported a net worth, as of July 2, 2004, of approximately $4.8 billion.

The current aggregate annual base rent for GE, BlueLinx, Coca-Cola Enterprises and the six other tenants in the Wildwood Buildings is approximately $11.8 million. The current weighted average remaining lease term for all tenants in the Wildwood Buildings is approximately 11 years. BlueLinx and Coca-Cola Enterprises have the right, at their option, to extend the initial terms of their leases for one five-year period. GE has the right, at its option, to extend the initial term of its lease for two additional five-year periods.

Cousins Properties Incorporated, which is not affiliated with us or our Advisor, is the current on-site property manager for the Wildwood Buildings. We do not intend to make significant renovations or improvements to the Wildwood Buildings in the near term. We believe that the Wildwood Buildings are adequately insured.

Indebtedness

Following the acquisition of the Wildwood Buildings, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 47%. Following the acquisition, total indebtedness was $388.5 million, which consisted of the $18.0 million seller loan related to the acquisition of the 3333 Finley Road and 1501 Opus Place Buildings, the $51.0 million outstanding on the assumed loan related to the acquisition of the One West Fourth Street Building and borrowings under our $430.0 million credit facility of approximately $319.5 million. Based on the value of our borrowing base properties, we had approximately $102.4 million in remaining capacity under our $430.0 million credit facility.

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